SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Workflow Management, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98137N1090
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 98137N1090

1.      Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         Springhouse Capital, LP

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (A)

        (B)  X

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	1,466,857 1,466,857

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    1,466,857

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    10.9%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 98137N1090

1.      Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         Springhouse Capital LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (A)

        (B)  X

3.      SEC Use Only

4.      Source of Funds (See Instructions)    Not applicable.

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	1,466,857 1,466,857

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    1,466,857

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    10.9%

14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 98137N1090

1.      Names of Reporting Persons.

        I.R.S.Identification Nos. of above persons (entities only).

         Brian Gaines

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (A)

        (B)  X

3.      SEC Use Only

4.      Source of Funds (See Instructions)    PF

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	71,900 1,466,857 71,900 1,466,857

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    1,538,757

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    11.5%

14.      Type of Reporting Person (See Instructions)    IN

        Items 4, 6 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.001 par value per share (the “Common Stock”) of Workflow Management, Inc., a Delaware corporation (“Workflow”) previously filed by (i) Springhouse Capital, LP (“Springhouse”), by virtue of its direct ownership of Common Stock, (ii) Springhouse Capital LLC (the “General Partner”), by virtue of it being the sole general partner of Springhouse, and (iii) Brian Gaines, by virtue of his direct ownership of Common Stock and by virtue of being the sole managing member of the General Partner, are hereby amended. Mr. Gaines, Springhouse and the General Partner are collectively referred to as the Reporting Persons.

Item 4.      Purpose of Transaction

        No change except for the addition of the following:

        On March 29, 2004, following discussions with representatives of the Issuer and WF Holdings, Inc., a Delaware corporation (“WF”), the Reporting Persons entered into a Voting Agreement and Irrevocable Proxy with WF (the “Voting Agreement”) pursuant to which Springhouse and Mr. Gaines agreed to vote their Common Stock in favor of a revised merger agreement among WF, a wholly owned subsidiary of WF and the Issuer pursuant to which stockholders of the Issuer would receive $5.375 per share of Common Stock. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement which is attached as exhibit 3 to this statement.

        Subject to the restrictions set forth in the Voting Agreement, the Reporting Persons intend to continuously review their investment in Workflow. Depending upon their evaluation of the Workflow’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, the status of the merger agreement described above and general stock market and economic conditions), any of the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No change except for the addition of the following:

        The first paragraph under Item 4 above is hereby incorporated by reference.

Item 7.      Material to be Filed as Exhibits

Exhibit 3	Voting Agreement and Irrevocable Proxy dated March 29, 2004 among WF Holdings, Inc and the Reporting Persons.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                  Date: March 30, 2004

/s/ Brian Gaines Brian Gaines, individually and as managing member of Springhouse Capital LLC, general partner of Springhouse Capital, LP

Exhibit 1

VOTING AGREEMENT
AND IRREVOCABLE PROXY

        This VOTING AGREEMENT (this “Agreement”) is dated March 29, 2004, and is between WF Holdings, Inc., a Delaware corporation (“WF”), Springhouse Capital, LP, a Delaware limited partnership (“Springhouse LP”), Springhouse Capital LLC, a Delaware limited liability company (“Springhouse LLC”), and Brian Gaines (Gaines, Springhouse LP and Springhouse LLC are collectively referred to herein as “Holder”).

        WHEREAS, Workflow Management, Inc., a Delaware corporation (“Workflow”), WF and WFM Acquisition Sub, Inc, a Delaware corporation and a wholly owned subsidiary of WF (“Acquisition Sub”), have entered into an Agreement and Plan of Merger, dated as of January 30, 2004 (as amended by the Amendment (as defined below), the “Merger Agreement”), pursuant to which Acquisition Sub will be merged with and into Workflow, and the stockholders of Workflow immediately would receive $4.87 per share;

        WHEREAS, it is proposed that the Merger Agreement be amended (the “Amendment”) to increase the consideration payable to the Workflow stockholders to $5.375 per share; and

        WHEREAS, to induce WF to enter into the Amendment, Holder has agreed to enter into this Agreement.

        NOW, THEREFORE, the parties agree as follows:

1.     Representations and Warranties. Holder hereby represents, warrants and covenants to WF as follows:

(a)     Title. As of the close of business on February 23, 2004 and as of the date hereof, Holder was and currently is the sole owner, whether beneficially or of record, of the number of shares of the Company’s common stock, par value $0.001 per share, set forth next to Holder’s name on Exhibit A hereto (the “Shares”). The term “beneficial owner” shall have the meaning given such term in Rules 13d-3 under the Securities Exchange Act of 1934, as amended, or any successor provision. The Shares are the only shares of Company capital stock, securities convertible into Company capital stock, or other rights in respect of Company capital stock owned of record or beneficially by Holder or in which Holder has any interest. The Shares are owned by Holder, free and clear of all liens, claims, charges and encumbrances of any kind whatsoever except for liens, claims or charges arising from margin loans from a bank or brokerage firm and except as contemplated by this Agreement.

(b)     Right to Vote. As of the close of business on February 23, 2004 and as of the date hereof, except as set forth in this Agreement, Holder has full legal power, authority and right to vote all of the Shares without the consent or approval of, or any other action on the part of, any other Person (as defined below). Without limiting the generality of the foregoing, Holder has not entered into any voting agreement (other than this Agreement) with any Person with respect to any of the Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting Holder’s legal power, authority or right to vote the Shares on any matter. As used herein, the term “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

(c)     Authority. Holder has full legal power, authority and right to execute and deliver and to perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Holder and constitutes a legal, valid and binding agreement of Holder enforceable against it in accordance with its terms.

(d)     Conflicting Instruments. The execution and delivery of this Agreement and the performance by Holder of its obligations hereunder will not result in any: (i) violation or breach of, or be in conflict with, Holder’s organizational documents or any other contracts or agreement binding on it or otherwise affecting its assets or properties or (ii) violation of any statutes, laws, rules, regulations, orders or judgments applicable to Holder, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Holder’s ability to perform its obligations under this Agreement or render inaccurate any of the representations made by Holder herein.

2.     Covenants. Until the termination of this Agreement in accordance with Section 3, Holder hereby agrees as follows:

(a)     Restrictions on Transfer. Holder shall not, directly or indirectly, assign, sell, pledge, encumber, transfer (including transfers by testamentary or intestate succession or otherwise by operation of law) or otherwise dispose of (collectively, “Transfer”), or agree to or allow the Transfer, any of Holder’s Shares (or any right, title or interest therein, including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise). From and after the date hereof, Holder will not commit any act that could restrict or otherwise affect Holder’s legal power, authority and right to vote all of the Shares. Without limiting the generality of the foregoing, except for this Agreement, from and after the date hereof, Holder shall not enter into any voting agreement with any Person with respect to any of the Shares, grant any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement of any kind with any Person limiting or affecting Holder’s legal power, authority or right to vote the Shares.

(b)     Agreement to Vote. Holder hereby agrees to vote or to cause to be voted all of Holder’s Shares: (A) in favor of the Merger Agreement; and (B) against any other Acquisition Proposal (as defined in the Merger Agreement) by a Person other than WF or its affiliates and against any other action that may reasonably be expected to (i) impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement (unless otherwise directed by WF with respect to any action to postpone or adjourn any Stockholders’ Meeting), or (ii) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Workflow under the Merger Agreement which would materially and adversely affect Workflow or WF or their respective abilities to consummate the transactions contemplated by the Merger Agreement.

(c)     Granting of Proxy. Holder understands and acknowledges that WF is entering into the Amendment in reliance upon Holder’s execution and delivery of this Agreement. Holder hereby affirms that the irrevocable proxy set forth in this Section 2(c) is given in connection with and as an inducement for the execution by WF of the Amendment and to secure the performance of the duties of Holder under this Agreement. In furtherance of the terms and provisions of this Agreement, and to secure the performance of obligations hereunder, Holder hereby grants an irrevocable proxy, coupled with an interest, to WF and any authorized representative or agent of WF to vote all of the Shares in accordance with the provisions of this Section 2. Holder hereby ratifies and approves of each and every action taken by WF and any authorized representative or agent of WF pursuant to the foregoing proxy. Notwithstanding the foregoing, if requested by WF, Holder shall execute and deliver applicable proxy materials in furtherance of the provisions of this Section 2.

(d)     No Solicitation. Holder hereby agrees that it shall not, and shall not permit or authorize any of its affiliates, representatives or agents to directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any Person (other than WF or any of its affiliates or representatives) concerning any Acquisition Proposal (as defined in the Merger Agreement) or enter into any agreement, arrangement or understanding requiring Workflow to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement. Holder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal or other recapitalization or refinancing of the Company with a party other than WF or Acquisition Sub. From and after the execution of this Agreement, Holder shall immediately advise WF in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal or other recapitalization or refinancing of the Company with a party other than WF or Acquisition Sub, identify the offeror and furnish to WF a copy of any such proposal or inquiry, if it is in writing, or a written summary of any oral proposal or inquiry relating to an acquisition transaction with a party other than WF or Acquisition Sub. Holder shall promptly advise WF in writing of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto.

(e)     Filings. Holder shall promptly make all filings required under applicable law, rule or regulation as a result of the execution of this Agreement. Without limiting the foregoing, Holder shall amend its Schedule 13D currently on file with respect to Workflow within one business day of the date hereof.

3.     Amendments; Termination; Modification.

(a)     Except as otherwise provided herein, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

(b)     This Agreement will terminate upon the earlier to occur of (i) the consummation of the Merger, and (ii) July 31, 2004.

4.     Additional Shares. If, after the date hereof, Holder acquires beneficial or record ownership of any additional shares of capital stock of the Company (any such shares, “Additional Shares”), including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock of the Company or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares will thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of the date hereof. The provisions of the immediately preceding sentence will be effective with respect to Additional Shares without action by any person or entity immediately upon the acquisition by Holder of beneficial or record ownership of such Additional Shares.

5.     Certain Remedies. Without intending to limit the remedies available to any of the parties, each party agrees that damages at law will be an insufficient remedy in the event such party violates the terms hereof or the powers granted hereunder. Each party agrees that each of the other parties hereto may apply for and have injunctive or other equitable relief in any court of competent jurisdiction to restrain the breach or threatened breach of, or otherwise specifically to enforce, any of such party’s rights or powers granted hereunder. If Holder fails to comply with any of its obligations contained herein, Holder shall pay any costs and expenses incurred by WF in connection with a legal action related to such non-compliance.

6.     Binding Effect. This Agreement and the powers granted hereunder will be binding upon, and inure to the benefit of, the parties hereto, their successors and permitted assigns.

7.     Notices. All notices, demands or other communications given hereunder must be in writing and transmitted by facsimile or delivered either personally or by a nationally recognized courier service marked for next business day delivery or sent in a sealed envelope by first class mail, postage prepaid and either registered or certified, return receipt requested, to the address for each party as provided on the signature pages hereto or to such other address as any such party may designate in writing. Any such notice, demand or communication will be deemed to have been given (a) on the date of delivery, if delivered personally, (b) on the date of facsimile transmission, receipt confirmed, (c) one business day after delivery to a nationally recognized overnight courier service, if marked for next day delivery or (d) five business days after the date of mailing, if mailed.

8.     Miscellaneous. The section headings herein are inserted for convenience of reference only and do not affect the meaning or interpretation hereof. This Agreement constitutes the entire agreement of the parties pertaining to the subject matter of this Agreement. It supersedes all prior agreements of the parties, whether oral or written, pertaining to the subject matter of this Agreement. If any provision of this Agreement is held unenforceable by a court of competent jurisdiction, all other provisions of this Agreement will remain effective. If any provision of this Agreement is held to be unenforceable only in part or degree, it will remain effective to the extent not held unenforceable. This Agreement may be executed in counterparts, each of which is an original and all of which together constitute one and the same instrument. This Agreement is governed by the laws of the State of Delaware without giving effect to principles of conflict of laws. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY SHALL BE BROUGHT IN EITHER THE CHANCERY COURT OF THE STATE OF DELAWARE OR FEDERAL DISTRICT COURT OF THE UNITED STATES OF AMERICA FOR THE DISTRICT OF DELAWARE AND HEREBY EXPRESSLY SUBMITS TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURTS FOR THE PURPOSES THEREOF AND EXPRESSLY WAIVES ANY CLAIM OF IMPROPER VENUE AND ANY CLAIM THAT SUCH COURTS ARE AN INCONVENIENT FORUM. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING BY HAND DELIVERY OF COPIES TO ITS ADDRESS SET FORTH BELOW SUCH PARTY’S NAME ON THE SIGNATURE PAGE, SUCH SERVICE TO BECOME EFFECTIVE IMMEDIATELY UPON DELIVERY. EACH PARTY TO THIS AGREEMENT WAIVES ITS RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR ANY AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS, EXCEPT AS PROHIBITED BY LAW

[Remainder of page left blank intentionally]

        The undersigned are executing this Agreement on the date stated in the introductory clause.

WF HOLDINGS, INC.

 By:
          Name:
          Title:
          c/o Perseus, L.L.C.
          888 Seventh Avenue 29th floor
          New York, New York 10106
          Telephone: (212) 651-6407
          Facsimile: (212) 651-6399
          Attention: Ray E. Newton, III

 SPRINGHOUSE CAPITAL, LP

 By:
          Name: Brian Gaines
          Title: Managing Member of Springhouse Capital,
          LLC, General Partner

 SPRINGHOUSE CAPITAL, LLC

 By:
          Name: Brian Gaines
          Title: Managing Member

 Brian Gaines

 C/o Springhouse Capital
 520 Madison Avenue. 35th Floor
 New York, New York 10022
 Telephone: (212) 319-2570
 Facsimile: (212) __________

[SIGNATURE PAGE TO VOTING AGREEMENT AND IRREVOCABLE PROXY]

EXHIBIT A

Holder	Number of Shares
Springhouse Capital, LP	1,466,857
Springhouse Capital, LLC	1,466,857
Brian Gaines	1,538,757

* This table represents shared voting and dispositive power among the parties listed herein with respect to 1,466,857 shares. Brian Gaines has sole voting and dispositive power over an additional 71,900 shares.